Exhibit 99.1

CANADA GOOSE ANNOUNCES ELECTION OF DIRECTORS AND REAPPOINTMENT OF DELOITTE LLP AS AUDITOR

Toronto, ON (August 13, 2021) – Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE/TSX: GOOS) held its annual meeting of shareholders on August 12, 2021. All the nominees for election as directors listed in the Company’s management information circular dated June 24, 2021 were elected by a majority of the votes cast by shareholders virtually present or represented by proxy at the meeting. The voting results for each nominee are as follows:

Nominee	Votes For	%	Votes Withheld	%
Dani Reiss	540,198,614	97.68%	12,839,406	2.32%
Ryan Cotton	536,615,901	97.03%	16,422,286	2.97%
Joshua Bekenstein	542,061,430	98.02%	10,976,757	1.98%
Stephen Gunn	552,387,822	99.88%	650,365	0.12%
Jean-Marc Huët	552,881,416	99.97%	156,771	0.03%
John Davison	552,794,931	99.96%	243,256	0.04%
Maureen Chiquet	537,277,661	97.15%	15,760,526	2.85%
Jodi Butts	549,424,498	99.35%	3,613,689	0.65%
Michael D. Armstrong	552,799,227	99.96%	238,960	0.04%

Furthermore, Deloitte LLP was reappointed as the Company’s auditor for the ensuing year. The voting results with respect to the reappointment of Deloitte LLP as the Company’s auditor are as follows:

Votes For	%	Votes Withheld	%
555,858,679	99.92%	446,832	0.08%

About Canada Goose

Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a

lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

For more information, please contact:

Investors:

IR@canadagoose.com

Media:

media@canadagoose.com